Capital Product Partners L.P. Announces The Delivery Of The M/V ‘CMA CGM Magdalena’

ATHENS, GREECE, February 29, 2016 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international diversified shipping company, announced today the successful delivery of the M/V ‘CMA CGM Magdalena’.

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24, 2014, the Partnership took delivery on February 26, 2016 of the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.Α.), the last of five vessels (the ‘Dropdown Vessels’) that we have agreed to acquire from our sponsor, Capital Maritime & Trading Corp. (‘Capital Maritime’). In connection with the acquisition of the Dropdown Vessels, we paid to Capital Maritime in September 2014 the amount of $30.2 million as an advance payment for all five vessels. The $81.5 million purchase price for the M/V ‘CMA CGM Magdalena’ was funded through a drawdown under the Partnership’s senior secured credit facility with ING Bank N.V. (the ‘ING Facility’) and available cash. The M/V ‘CMA CGM Magdalena’ is chartered to CMA-CGM S.A. for 5 years (+90/- 30 days) at a gross daily charter rate of $39,250.

Following the delivery of the M/V ‘CMA CGM Magdalena’, the Partnership’s charter coverage for 2016 and 2017 is 93% and 72%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.